WORKSPORT LTD.	414-3120 Rutherford Road, Suite 414 Vaughan, Ontario, Canada L4K 0B2

September 10, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	SiSi Cheng
W. John Cash
Edward M. Kelly
Erin M. Purnell

Re:	Worksport, Ltd.
Offering Statement on Form 1-A
Filed July 15, 2020
File No. 24-11271

Dear Sir or Madam:

Worksport, Ltd. (the “Company”) is filing amendment number 1 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to Steven Rossi, President of the Company, dated August 11, 2020 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Offering Statement on Form 1-A Filed July 15, 2020

General

1. Remove from the offering statement’s facing page and the offering circular’s cover page these phrases:

● “unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A”; and

● “until we file a further amendment which specifically states that this

Offering circular shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 (the “Securities Act”).”

We have removed the above phrases.

2. Disclosure in Item 1 of Part I of the Form 1-A that there are 43,907,003 shares of common stock outstanding is inconsistent with disclosure in Item 4 of Part I of the Form 1-A that there are 47,037,772 shares of common stock outstanding. Please reconcile the disclosures. Additionally, ensure that the disclosures in Part I of the Form 1-A are consistent with the disclosures in Part II of the Form 1-A.

We have updated the Offering Statement to reflect that there are currently 56,830,129 shares of common stock outstanding.

Cover Page of Offering Circular, page 1

3. Disclosure in footnote (3) that the total maximum offering amounts exclude aggregate price and future potential proceeds of $9,000,000 for warrant shares if all 30 million units are sold and all 30 million warrant shares are sold upon exercise of the warrants issued in the offering is inconsistent with the disclosure of $9,000,000 in the table and elsewhere in the offering circular, including the dilution section. Please reconcile the disclosures.

We have corrected the footnote in the Amendment to include all of the future potential proceeds.

4. Include the page number in the offering circular where the risk factors section appears as required by Item 1(h) of Part II of Form 1-A.

We have added a cross reference to the Risk Factors.

Cautionary Statement Regarding Forward-Looking Statements, page 5

5. Given that the company is engaged in the design and distribution of truck tonneau covers in the United States and Canada, the relevance of the reference to the “highly competitive cannabis industry” in the second paragraph’s fourth bullet point is unclear. Please revise or advise.

We have removed any reference to the cannabis industry.

Principal Business of the Company, page 6

6. Disclosure that your business operations since your inception have been in the business of acquiring franchise, license, and distribution rights in new and emerging growth companies is inconsistent with disclosure on the offering circular’s cover page and elsewhere that you are engaged in the design and distribution of truck tonneau covers in the United States and Canada. Please reconcile the disclosures.

We have reconciled the disclosure in the Amendment to reflect our current principal business.

The Offering, page 6

7. You disclose on page 6 that the minimum investment is $200. You disclose, however, on the cover page of the offering circular and elsewhere that the minimum investment is $500. Please reconcile the disclosures.

We have clarified that the minimum investment is $500 in the Amendment.

8. Conform the disclosure relating to the offering’s termination date to that on the offering circular’s cover page, namely, the earlier of (i) July 15, 2022, subject to an extension of 180 days, or (ii) the date on which the maximum offering is sold. Additionally, the disclosure in Item 4 of Part I of the Form 1-A that you do not intend the offering to last more than one year is inconsistent with the disclosure in the offering circular. Please revise.

We have revised the termination date to 2021, as July 2020 was incorrect. The Company intends that the offering lasts less than a year, but would like the option to extend it.

Future Products, page 8

9. Disclose the known or estimated schedule for introducing to market each of your identified future products.

We have added a schedule of introduction to market.

Our Products, page 8

10. Clarify when Worksport SC4 and Worksport TC3 were introduced to market.

We have added the dates of introduction to the Amendment.

Manufacturing in China, page 13

11. Disclosure indicates that you have two exclusive manufacturing agreements with third parties in China. Advise what consideration you have given to filing the agreements as exhibits.

We no longer operate using the exclusive manufacturing agreements. We have our own molds and patents. Therefore, we have removed the references to the manufacturing agreements.

Risk Factors, page 15

12. Remove the reference to private placement memorandum in the first paragraph as this is an offering statement on Form 1-A.

We have removed the reference to a private placement memorandum.

13. Include risk factor disclosure of your auditor’s going concern opinion, including its effects on (i) your ability or inability to obtain additional financing and (ii) investors in this offering.

We have added a risk factor related to our auditor’s going concern opinion into the Amendment.

14. Given disclosure in the financial statements’ Note 12 on page F-10 and Note 11 on page F-24 on your concentration of customer risk, advise what consideration you have given to risk factor disclosure of your concentration of customer risk. Additionally, expand the disclosure in the business section to discuss your dependence on major customers during each of the periods presented in the financial statements.

We have added a customer concentration risk factor to the Amendment.

We rely on third parties for our production..., page 15

15. Disclosure indicates that you purchase all of the inventory for your products from one supplier source in Asia. Indicate whether you have a supply agreement with that source, and, if so, advise what consideration you have given to filing the agreement as an exhibit.

We have no written supply agreements.

16. Revise the disclosure to specifically address any material impacts that the COVID-19 has had or may have on your business. For guidance you may wish to refer to CF Disclosure Guidance: Topic No. 9 and CF Disclosure Guidance: Topic No. 9A which are available on the Commission’s website.

We have revised the disclosure to specifically address the material impacts of COVID-19 on the Company.

We have a large number of authorized but unissued shares..., page 20

17. Specify the number of authorized but unissued shares of common stock that you have as of the date of the offering statement.

We have added the exact number of authorized but unissued shares of common stock as of the date of the Amendment.

The Offering, page 22

18. Disclosure here and on page 44 that there are 1,000 shares of Series A preferred stock outstanding is inconsistent with disclosure in Item 1 of Part I of the Form 1-A that there are 1,000 Series A and B shares of preferred stock outstanding. Please reconcile the disclosures.

We have edited the disclosure throughout the Amendment to reflect that there are 0 Series B shares outstanding.

Use of Proceeds, page 23

19. Remove the first sentence as there is no selling shareholder included in the offering statement. Additionally, revise the table of contents to reflect that fact.

We have removed all references to a selling shareholder.

Dilution, page 24

20. Please update your dilution table to be based on the most recent balance sheet date available instead of as of December 31, 2019. In addition, the net tangible book value should not include the potential proceeds from the exercise of the warrants. Explain why you believe that it is proper to include these proceeds in the dilution table rather than in a footnote since exercise of these warrants is not certain to occur. If included in the table, consider disclosing the dilution with and without the exercise of the warrants in a separate line item.

We have updated the dilution table and removed the proceeds and the issuance related to any potential exercise of warrants.

21. We refer to the table on page 26. Please change the column header from “Units Purchased and Exercised” to “Shares Purchased” as this table should not include any warrant shares. Please also populate data under “Total Consideration” for existing shareholders of common stock, and add an “Average Price Per Share” column.

We have changed the heading, populated the Total Consideration column and added an “Average Price Per Share” column to the table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

22. Given your auditor’s going concern opinion and the uncertainty of your continued existence, provide prominent disclosure of your financial difficulties and your plans to overcome those difficulties, including a discussion of your ability or inability to produce sufficient cash to support operations during the next 12 months. Additionally, elaborate on your plan of operations for the next 12 months, including steps or milestones for achieving each individual component, the known or estimated costs of each individual component, and the material risks associated with each individual component.

We have added prominent disclosure of the Company’s financial difficulties and the plans top address such. We have also added disclosure regarding our plan of operations over the next 12 months.

Committees of the Board of Directors, page 39

23. Identify any other members of the audit committee. Additionally, clarify whether there are other committees of the board of directors, and, if so, disclose the names of those committees and their members.

We have indicated all members of the audit committee, and clarified that the Company has no other committees at present.

Directors, Executive Officers, and Corporate Governance, page 39

24. For each of the directors and executive officers, provide the information specified in the tabular format required by Item 10(a) of Part II of Form 1-A.

We have added all of the director and officer information in tabular form with the required information in the Amendment.

Warrants, page 46

25. Disclosure that each unit in this offering consists of one share of common stock and one half of one warrant is inconsistent with disclosure on the offering circular’s cover page and elsewhere that each unit in this offering consists of one share of common stock and one common share purchase warrant. Please reconcile the disclosures.

We have reconciled the disclosure to reflect that each unit has one common share purchase warrant.

Plan of Distribution, page 47

26. Disclose the exemption from broker-dealer registration upon which your directors, officers, and employees are relying to conduct the offering on your behalf. Additionally, describe briefly the facts relied upon to make the exemption available.

We have added the exemption and the related facts for the exemption from broker-dealer registration of our officers and directors.

Where You Can Find More Information, page 48

27. We note the “not necessarily complete language.” Clarify that statements in the offering circular include the material provisions of any contract or other document filed as an exhibit.

We have clarified that statements in the offering circular include the material provisions of all exhibits.

Exhibit 1A-12A

Legality Opinion, page 1

28. The opinion must address the legality of each component of the unit being offered, that is, the unit itself, the common stock, and the common stock purchase warrant, and must opine that the warrants are a binding obligation of the company under the law of the jurisdiction governing the warrant agreement. For guidance you may wish to refer to Sections II.B.1.f. and II.B.1.h. of Staff Legal Bulletin No. 19 (CF) available on the Commission’s website.

The opinion has been updated to address the legality of each component of the units and the binding nature of the warrants.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Steven Rossi
Steven Rossi